 Exhibit 99.1

AcuityAds Holdings Inc.

Condensed Interim Consolidated
Financial Statements
(Unaudited)
Three and Six Months ended
June 30, 2021 and 2020
(expressed in Canadian dollars)

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(expressed in Canadian dollars)

	June 30, 2021 $	December 31, 2020 $
Assets

Current assets
Cash and cash equivalents	93,399,362	22,638,300
Accounts receivable	31,029,926	31,859,306
Prepaid expenses and other	2,472,199	1,901,067
Investment tax credits receivable	-	21,922

	126,901,487	56,420,595
Non-current assets
Property and equipment (note 3)	6,128,780	7,945,110
Intangible assets (note 4)	2,499,193	3,197,953
Goodwill	4,869,841	4,869,841

	140,399,301	72,433,499

Liabilities

Current liabilities
Accounts payable and accrued liabilities	22,045,671	23,232,661
Term loans (note 16)	2,401,338	2,481,550
International loans (note 17)	472,509	1,092,297
Lease obligations (notes 5)	1,891,533	2,850,497

	26,811,051	29,657,005
Non-current liabilities
Term loans (note 16)	4,455,310	5,796,454
International loans (note 17)	671,947	887,932
Lease obligations (notes 5)	3,261,765	4,041,520

	35,200,073	40,382,911

Shareholders’ Equity (notes 7)	105,199,228	32,050,588

	140,399,301	72,433,499

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Income (Loss)

(Unaudited)

(expressed in Canadian dollars)

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $
Revenue
Managed services	23,620,786	14,639,657	45,877,003	33,957,933
Self-service	6,664,436	4,917,153	11,862,811	9,814,477

	30,285,222	19,556,810	57,739,814	43,772,410

Media costs	14,476,192	9,448,182	27,566,692	21,475,395

Gross profit	15,809,030	10,108,628	30,173,122	22,297,015

Operating expenses
Sales and marketing	5,167,203	3,751,002	9,721,227	8,579,928
Technology (note 11)	3,342,054	2,823,182	7,135,424	6,876,204
General and administrative	1,895,161	1,666,528	3,426,954	3,266,764
Share-based compensation (note 7)	1,624,119	89,692	2,488,511	232,816
Depreciation and amortization	1,261,634	2,256,647	2,644,660	4,422,991

	13,290,171	10,587,051	25,416,776	23,378,703

Income (loss) from operations	2,518,859	(478,423)	4,756,346	(1,081,688)

Finance costs (note 8)	258,974	450,644	533,854	1,053,036

Foreign exchange (gain) loss	(1,303,044)	632,595	(734,561)	(881,702)

	(1,044,070)	1,083,239	(200,707)	171,334

Net income (loss) before income taxes	3,562,929	(1,561,662)	4,957,053	(1,253,022)

Income taxes (note 18)	201,357	38,743	231,600	142,608

Net income (loss) for the period	3,361,572	(1,600,405)	4,725,453	(1,395,630)

Net income (loss) per share (note 9)
Basic and diluted	0.06	(0.03)	0.08	(0.03)

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(expressed in Canadian dollars)

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $
Net income (loss) for the period	3,361,572	(1,600,405)	4,725,453	(1,395,630)

Exchange differences on translating foreign operations	248,433	(482,436)	1,002,764	181,735

Comprehensive income (loss) for the period	3,113,139	(1,117,969)	3,722,689	(1,577,365)

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

For the six-month periods ended June 30, 2021 and 2020

(expressed in Canadian dollars)

	2021

	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2020	53,422,024	56,983,111	7,224,222	31,279	415,049	(32,603,073)	32,050,588

Shares issued – options exercised	683,317	992,141	-	-	-	-	992,141
Equity financing (note 7 (b))	5,665,025	64,293,097	-	-	-	-	64,293,097
Share-based compensation (note 7(c))	-	-	2,488,511	-	-	-	2,488,511
Shares issued – Warrants exercised	39,821	61,723	31,279	(31,279)	-	-	61,723
Shares issued – DSUs/RSUs exercised (notes 7(d) and 7(e))	625,079	800,718	(800,718)	-	-	-	-
Other comprehensive income	-	-	-	-	587,715	-	587,715
Net income for the period	-	-	-	-	-	4,725,453	4,725,453

Balance – June 30, 2021	60,435,266	123,130,790	8,943,294	-	1,002,764	(27,877,620)	105,199,228

	2020

	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2019	47,824,212	42,185,794	6,954,447	2,337,372	415,915	(36,294,063)	15,599,465

Shares issued – options exercised	90,000	70,200	-	-	-	-	70,200
Share-based compensation (note 7(c))	-	-	232,816	-	-	-	232,816
Shares issued – Warrants exercised	1,102,166	1,112,460	847,986	(847,986)	-	-	1,112,460
Shares issued – DSUs/RSUs exercised (notes 7(d) and 7(e))	602,403	516,689	(516,689)	-	-	-	-
Other comprehensive income	-	-	-	-	(597,651)	-	(597,651)
Warrants cancelled and forfeited	-	-	1,215,128	(1,215,128)	-	-	-
Warrants issues – term loan (note 16)	-	-	(1,922,271)	-	-	-	(1,922,271)
Net loss for the period	-	-	-	-	-	(1,395,630)	(1,395,630)

Balance – June 30, 2020	49,618,781	43,885,143	6,811,417	274,258	(181,736)	(37,689,693)	13,099,389

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2021 and 2020

(expressed in Canadian dollars)

	2021 $	2020 $
Cash provided by (used in)

Operating activities
Income for the year	4,725,453	(1,395,630)

Adjustments to reconcile net income to net cash flows
Depreciation and amortization	2,644,660	4,422,991
Finance costs (note 8)	533,854	1,053,036
Share-based compensation (note 7(c))	2,488,511	232,816
Change in non-cash operating working capital
Accounts receivable	829,380	14,679,253
Prepaid expenses and other	(549,210)	(167,596)
Investment tax credits receivable	-	328,541
Accounts payable and accrued liabilities	(1,008,800)	(8,953,621)
Interest paid – net	(466,497)	(904,364)

	9,197,351	9,295,426

Investing activities
Additions to property and equipment (note 3)	(129,570)	(2,925,120)
Additions to intangible assets (note 4)	-	(306,285)

	(129,570)	(3,231,405)

Financing activities
Amount drawn from revolving line of credit (note 15)	-	43,519,550
Repayment of revolving line of credit (note 15)	-	(52,657,365)
Net proceeds from term loans (note 16)	-	9,205,581)
Repayment of term loans principal (note 16)	(1,213,020)	(6,106,331)
Additions to international loans	159,168	848,493
Repayment of international loans	(994,941)	(1,078,320)
Additions to leases	57,020	2,424,378
Repayment of leases	(1,661,907)	(1,743,947)
Net proceeds from equity financing (note 7)	64,293,097	-
Proceeds from the exercise of warrants	61,723	1,112,460
Proceeds from the exercise of stock options	992,141	70,200

	61,693,281	(4,405,301)

Increase (decrease) in cash and cash equivalents	70,761,062	1,658,720

Cash and cash equivalents – Beginning of year	22,638,300	7,407,122

Cash and cash equivalents – End of year	93,399,362	9,065,842

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	71,556	2,752,932

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

1	Corporate information

AcuityAds Holdings Inc. (“AcuityAds” or the “Company”), and its wholly owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. AcuityAds is a publicly traded company, incorporated in Canada, and its head office is located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada, under the trading symbol “AT, and on the Nasdaq Capital Market in the United States, under the trading symbol “ATY”.

Effective January 1, 2020 AcuityAds MM Inc. and Visible Measures Corp were merged into AcuityAds US Inc. and 2422330 Ontario Inc. was amalgamated into AcuityAds Inc.

2	Summary of significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The date the Board of Directors authorized the consolidated financial statements for issue is August XX, 2021.

Basis of presentation

These condensed interim consolidated financial statements are prepared in Canadian dollars, which is the Company’s functional and reporting currency and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Significant accounting policies

The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all the requirements of IFRS for annual financial statements. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2020.

The unaudited condensed interim consolidated financial statements are based on accounting policies, as described in note 2 to the 2020 audited annual consolidated financial statements.

Risks and uncertainties

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 which continues to spread throughout Canada and around the world, as a global pandemic. To date, the Canadian federal and provincial governments as well as businesses have mandated various measures, including: travel restrictions, restrictions on public gatherings, stay-at-home orders and advisories, and the quarantine of individuals who have been exposed to the virus. COVID-19 and actions taken to mitigate the spread of it have had, and are expected to continue to have, an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

The severity of the impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including but not limited to the duration and severity of the pandemic and the extent and severity of the impact on the Company’s customers, all of which are uncertain and cannot be predicted. COVID-19 could cause a further and sustained decline in the Company’s share price or the occurrence of what management would deem to be a triggering event that could, under certain circumstances, cause the Company to perform a goodwill or intangible assets impairment test and result in an impairment charge being recorded for that period.

As of the date of issuance of these condensed interim consolidated financial statements, the extent to which the COVID-19 pandemic may materially impact the Company's financial condition, liquidity or results of operations is uncertain.

3	Property and equipment

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Equipment under finance leases $	Total $
Net book value – December 31, 2020	850,831	8,824,	367,405	6,718,050	7,945,110
Additions	1,514	-	56,500	71,556	129,570
Depreciation	(116,563)	(4,083)	(127,801)	(1,697,453)	(1,945,900)

Net book value – June 30, 2021	735,782	4,741	296,104	5,092,153	6,128,780

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Equipment under finance leases $	Total $
Net book value – December 31, 2019	373,330	21,351	482,641	6,101,512	6,978,834
Additions	651,958	-	60,571	2,752,931	3,465,460
Depreciation	(90,270)	(6,500)	(107,438)	(1,761,953)	(1,966,161)

Net book value – June 30, 2020	935,018	14,851	435,774	7,092,490	8,478,133

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

4	Intangible assets

	Customer relationships $	Tradename $	Technology $	Total $
Net book value – December 31, 2020	52,460	-	3,145,493	3,197,953
Amortization	(52,460)	-	(646,300)	(698,760)

Net book value – June 30, 2021	-	-	2,499,193	2,499,193

	Customer relationships $	Tradename $	Technology $	Total $
Net book value – December 31, 2019	1,641,517	336,548	5,763,817	7,741,883
Additions	-	-	342,214	342,214
Amortization	(763,280)	(235,657)	(1,457,892)	(2,456,829)

Net book value – June 30, 2020	878,237	100,891	4,648,139	5,627,267

During the six months ended June 30, 2021, the Company capitalized $nil (2020 – $342,214) of development costs relating to revenue generating technology.

5	Lease obligations

	June 30, 2021 $	December 31, 2020 $
Obligations under leases	5,153,298	6,892,017
Less: Current portion	1,891,533	2,850,497

	3,261,765	4,041,520

The Company has minimum lease payment commitments under leases for the following amounts:

$
2021	1,482,912
2022	2,134,300
2023	1,579,645
2024	543,852
5,740,709

Less: Interest	587,411

Present value of minimum lease payments	5,153,298

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

6	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. During the three and six months ended June 30, 2021, the Company issued nil and nil (2020 – nil and 170,000) stock options to directors and officers of the Company (note 7(c)).

During the three and six months ended June 30, 2021, the Company issued nil and 97,498 (2020 – nil and nil) RSUs to directors and officers of the Company. Of those issued in 2021, nil and 85,225 were granted to officers and nil and 12,273 were granted to directors in lieu of cash bonuses and director fees. The officers’ RSUs vest fully after eighteen months, and the directors’ RSUs vest fully after one year.

7	Share capital and share based payments

a)	Share capital

As at June 30, 2021, the Company had an unlimited number of common shares authorized for issuance (2020 – unlimited) and 60,435,266 common shares outstanding (2020 – 49,618,781).

b)	Equity financings

On December 4, 2020, the Company closed a bought deal offering comprised of 1,968,000 common shares issued from treasury and offered by the Company at a price of $6.10 per share for total gross proceeds of $12,004,800, including the full exercise by the underwriters of the over-allotment option. The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 6% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,386,913 in connection with the offering.

On June 14, 2021, the Company closed a public offering comprised of 5,665,025 common shares issued from treasury and offered by the Company at a price of US$10.15 (CAD$12.25) per share for gross proceeds to the Company of US$57,500,003 (CAD$69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,303,137 in connection with the offering which was recorded as a reduction of equity.

c)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees and consultants (in the case of stock options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

As at June 30, 2021, the Company was entitled to issue a maximum of 9,065,290 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

The following table summarizes the continuity of options issued under the Stock Option Plan:

		June 30, 2021		June 30, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year	1,865,519	1.69	3,409,886	1.45
Granted	3,333	1.06	330,000	1.46
Forfeited or cancelled	-	-	(710,052)	1.03
Exercised	(683,317)	1.45	(90,000)	0.78

Outstanding – End of year	1,185,535	1.83	2,939,834	1.57

Options exercisable – End of year	830,037	2.04	2,005,502	1.72

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

		June 30, 2021		June 30, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year	35,000	2.09	-	-
Granted	-	-	-	-
Forfeited or cancelled	-	-	-	-
Exercised	-	-	-	-

Outstanding – End of year	35,000	2.09	-	-

Options exercisable – End of year	-	-	-	-

A summary of the Company’s combined stock options and Omnibus options outstanding under the above plans is as follows:

	June 30, 2021
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.96	37,333	2.17	667
1.06	132,168	2.25	43,667
1.13	68.333	3.92	55,000
1.14	10,000	2.42	6,667
1.15	20,000	3.42	6,667
1.27	8,334	3.17	1,668
1.55	58,033	2.92	18,700
1.59	185,000	3.67	51,668
1.71	506,334	2.75	485,333
1.94	40,000	0.42	40,000
2.09	35,000	4.17	-
4.12	7,500	0.92	7,500
4.47	22,500	1.17	22,500
4.60	90,000	0.75	90,000

	1,220,535		830,037

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

	June 30, 2020
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.64	500,000	2.92	333,333
0.83	100,000	0.42	100,000
0.94	90,000	0.17	90,000
0.96	110,000	3.17	36,666
1.00	75,000	0.67	75,000
1.06	278,833	3.25	95,167
1.08	75,000	0.75	75,000
1.13	95,000	4.92	-
1.14	10,000	3.42	3,333
1.15	20,000	4.42	-
1.27	10,000	4.17	-
1.34	10,001	0.92	10,001
1.55	118,000	3.92	39,334
1.59	235,000	4.67	-
1.71	828,000	3.75	786,000
1.94	100,000	1.17	100,000
4.12	95,000	1.92	95,000
4.47	70,000	2.17	46,668
4.60	120,000	1.75	120,000

	2,939,834		2,005,502

During the three and six months ended June 30, 2021, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options granted to employees, officers, directors and consultants of the Company of $1,624,119 and $2,488,511 (2020 – $89,692 and $232,816).

During the three and six months ended June 30, 2021, the Company granted nil and 3,333 (2020 – 95,000 and 330,000) stock options with a weighted average exercise price of $nil and $1.06 (2020 – $1.13 and $1.46) to employees, officers, directors and consultants of the Company. Of those options, nil and nil (2020 – 95,000 and 330,000) options were granted to officers or employees of the Company. Nil and 3,333 (2020 – nil and nil) options were granted to consultants as compensation for services rendered at a weighted average price of $nil and $1.06 (2020 – $nil and $nil).

During the three and six months ended June 30, 2021, 71,651 and 683,317 options were exercised at a weighted average exercise price of $1.87 and $1.45 per option, for gross proceeds of $134,259 and $992,141 (2020 – 90,000 and 90,000 were exercised at a weighted average price of $0.78 and $0.78 for gross proceeds of $70,200 and $70,200).

During three and six months ended June 30, 2021, the Company granted nil and nil (2020 – nil and nil) options under the Omnibus Incentive Plan with a weighted average exercise price of $nil and $nil (2020 – nil and nil) to employees, officers, and directors.

During the three and six months ended June 30, 2021, nil and nil (2020 – nil and nil) options under the Omnibus Incentive Plan were exercised.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for options granted during the six months ended June 30 as follows:

	2021 $	2020 $
Weighted average grant date fair value of options granted	$1.45	$1.45
Weighted average assumptions used
Expected option life	5 years	5 years
Risk-free interest rate	1.45%	1.45%
Expected volatility	101%	101%

The expected volatility was estimated based on the historical volatility of the Company’s common shares that covers the expected life of the options granted. The expected option life was estimated based on historical data and represents the numbers of years the options are expected to be outstanding. The risk-free rate was estimated based on the Government of Canada marketable bonds with a term that covers the expected life of the options granted.

d)	Deferred share units

During the three and six months ended June 30, 2021, the Company issued nil and nil (2020 – 71,593 and 204,008) DSUs to employees, officers, independent directors and consultants of the Company, vesting every year in the measure of one third. During the three and six months ended June 30, 2021, 60,749 and 435,245 DSUs were exercised (2020 – 9,167 and 602,403).

e)	Restricted share units

During the three and six months ended June 30, 2021, the Company issued 59,847 and 231,540 (2020 – nil and nil) RSUs to employees, officers, directors and consultants of the Company. During the three and six months ended June 30, 2021, nil and 189,834 (2020 – nil and nil) RSUs were exercised.

8	Finance costs

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $
Finance costs
Interest on finance leases and other interest	147,270	111,803	294,863	296,723
Interest and fees on revolving line of credit (note 15)	-	159,746	-	410,482
Interest and fees on term loans (note 16)	111,704	179,095	238,991	345,831

	258,974	450,644	533,854	1,053,036

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

9	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the three months ended March 31, 2021 and 2020 are as follows:

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $
Net income (loss) for the year	3,361,572	(1,600,405)	4,725,453	(1,395,630)
Weighted average number of shares outstanding – basic and diluted	58,014,013	49,523,122	57,541,111	49,273,653
Net income (loss) per share – basic and diluted	0.06	(0.03)	0.08	(0.03)

Exercisable options to purchase 830,037 common shares (2020 – 2,005,502) and nil warrants (2020 – 356,178) were outstanding as at June 30, 2021. The weighted average numbers of options and warrants were excluded from the calculation of diluted income (loss) per share for the three and six months ended June 30, 2021 and 2020 because their inclusion would have been anti-dilutive.

10	Segment information

The Company’s assets and operations are substantially located in Canada; however, the Company also has employees and customers in the United States and Europe, and generates revenue in each region. Revenue by region for the three and six months ended June 30, 2021 and 2020 is as follows:

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $
United States	22,630,694	15,430,644	44,060,828	33,260,007
Canada	3,773,754	1,992,372	6,885,237	4,772,753
Europe and other	3,880,774	2,133,794	6,793,749	5,739,650

	30,285,222	19,556,810	57,739,814	43,772,410

During the three and six months ended June 30, 2021, the Company had one and one customer that represented 11% and 11% (2020 - 15% and 12%) of total revenue.

11	Government assistance

During the year ended December 31, 2020, the Company secured a $3,000,000 commitment funding from the National Research Council’s Industrial Research Assistance Program (“IRAP”) that is expected to be paid between May 2020 and October 2021, subject to the Company meeting certain program requirements. In January 2021 the Company secured an additional $500,000 commitment to bring the total commitment to $3,500,000. During the three and six months ended June 30, 2021, the Company has received $797,962 and $1,613,892 of this commitment from IRAP, and these amounts were used to reduce technology costs on the condensed interim consolidated statement of income (loss).

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

12	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (amortized cost)
Measurement basis	June 30, 2021 $	December 31, 2020 $
Financial assets
Cash and cash equivalents	93,399,362	22,638,300
Accounts receivable	31,029,926	31,859,306
Investment tax credit receivable	-	21,922

	124,429,288	54,519,528

	Loans and receivables/ financial liabilities
	(amortized cost)
Measurement basis	June 30, 2021 $	December 31, 2020 $
Financial liabilities
Accounts payable and accrued liabilities	22,045,671	23,232,661
Term loans	6,856,648	8,278,004
International loans	1,144,456	1,980,229
Lease obligations	5,153,298	6,892,017

	35,200,073	40,382,911

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, restricted cash, accounts receivable, input tax credit (“ITC”) receivable, revolving line of credit, repayable government grant, accounts payable and accrued liabilities, current portion of finance lease obligations, current portion of contingent consideration and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

∙	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities;

∙	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

∙	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the six months ended June 30, 2021 and 2020 between any of the levels.

13	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board of Directors, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, except for certain monthly financial covenants associated with the revolving line of credit as described in note 15.

14	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As at June 30, 2021, one customer represented 19% of the gross accounts receivable balance of $31,367,108. As at June 30, 2020, three customers each represented more than 5% of the gross accounts receivable balance of $23,868,485.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

As at June 30, 2021, the allowance for doubtful accounts was $337,182 (2020 – $312,985). In establishing the appropriate allowance for doubtful accounts, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. Overdue accounts as at June 30, 2021 were $6,754,524 (2020 – $3,308,574), which is in the normal course of business. Management believes that the allowance is adequate.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

The Company from time to time invests its excess cash in accounts with Schedule I banks, with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as at June 30, 2021 is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

The following are the contractual maturities for the financial liabilities:

	June 30, 2021

	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued liabilities	22,045,671	22,045,671	22,045,671	-	-
Revolving line of credit	-	-	-	-	-
International Loans	1,144,456	1,144,456	472,509	671,947	-
Term Loans	6,856,648	7,028,431	2,401,338	4,627,093	-
Lease Obligation	5,153,298	5,740,709	1,891,533	3,849,176	-

	35,200,073	35,959,267	26,811,051	9,148,216	-

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

	December 31, 2020

	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued liabilities	23,232,661	23,232,661	23,232,661	-	-
Revolving line of credit	-	-	-	-	-
International Loans	1,980,229	1,980,229	1,092,297	887,932	-
Term loans	8,278,004	8,710,774	2,481,550	6,229,224	-
Lease Obligation	6,892017	7,315,497	3,366,199	3,949,298

	40,382,911	41,239,161	30,172,707	11,066,454

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The revolving line of credit bears interest at 4.6%. The term loans bear interest at a fixed rate of 3.85%, which the Company believes is consistent with market interest rates for this type of debt

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $1,539,421 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive loss.

Balances held in U.S. dollars are as follows in CAD:

	June 30, 2021 $	December 31, 2020 $
Cash	82,532,596	9,255,266
Accounts receivable	19,887,852	24,011,673
Accounts payable	10,045,493	14,547,342

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

15	Revolving line of credit

The Company currently has a revolving line of credit with Silicon Valley Bank (“SVB”). The line of credit has been amended several times in 2016, 2018, and 2019. Currently the line of credit has a maximum borrowing availability of U.S.$18 million (CAD$22 million). Actual availability from time to time depends on the Company’s borrowing base at such time.

Most recently on December 24, 2020, the Company and SVB agreed to amend the applicable interest rate on the line of credit to the greater of prime plus 1.35% and 4.60%. At June 30, 2021, the prime rate was 3.25%. The line of credit is secured by a general security agreement, an assignment of ITCs and a pledge of all shares of any direct or indirect subsidiary of the Company.

The following table outlines the activity of the line of credit during the six months ended June 30, 2021 and 2020:

$
Amortized cost – January 1, 2021	-
Amount drawn from revolving line of credit	-
Principal amount repaid	-
Accrued interest on revolving line of credit	-
Payment of interest on revolving line of credit	-
Foreign exchange differences	-

Amortized cost – June 30, 2021	-

$
Amortized cost – January 1, 2020	15,384,498
Amount drawn from revolving line of credit	43,519,550
Principal amount repaid	(52,657,365)
Accrued interest on revolving line of credit	410,482
Payment of interest on revolving line of credit	(351,315)
Foreign exchange differences	583,845

Amortized cost – June 30, 2020	6,889,695

During the six months ended June 30, 2021, transaction costs incurred relating to the line of credit were $nil (2020 – $nil). All transaction costs have been capitalized and deferred. These deferred transaction costs are being amortized over the term of the agreement under the effective interest method and are included in finance costs.

16	Term loans

On June 15, 2018, all outstanding principal balances related to previous term loans were repaid and the Company obtained a new $7,263,000 term loan (the “2018 Loan”) from a group of private lenders (the “Lenders”). The 2018 Loan was made pursuant to a credit agreement dated June 15, 2018, between the Company and various Lenders, including several individuals who are non-arms length to the Company (the “NAL Lenders”). The NAL Lenders included several officers and directors of the Company who funded an aggregate of $2,263,000 of the 2018 Loan.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

The 2018 Loan was subordinate to the Company’s existing line of credit with SVB and had a term of two years. The 2018 Loan accrued interest at the rate of 12.0% per annum and the Lenders were issued an aggregate of 2,420,990 warrants (the “Warrants”) as bonus warrants in connection with the 2018 Loan. Each Warrant entitled the Lender to acquire one common share for a period of two years at an exercise price of $1.01 per common share, which represented the closing price of the common shares on June 14, 2018. At the time of issuance, the 2,420,990 Warrants had a fair value of $0.46 per Warrant. The fair value of the Warrants was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 2.18%, expected volatility of 98%, expected life of 1.75 years and expected dividends of $nil.

Transaction costs incurred in securing the 2018 Loan were $256,403. Included in that amount are nominal fees that the Company agreed to pay to two eligible parties assisting in the 2018 Loan. All transaction costs were capitalized and deferred. These deferred transaction costs are being amortized over the term of the agreement under the effective interest rate method and included in the finance costs.

Fifty percent of the principal portion of the 2018 Loan was to be repaid in ten equal quarterly installments beginning January 1, 2019. The remaining 50% of the 2018 Loan was to be paid at maturity.

On March 31, 2019, the Company entered into an amending agreement to its credit agreement dated June 15, 2018, whereby the maturity date of the 2018 Loan was extended from June 15, 2020 to June 15, 2021.

On April 12, 2020, the Company borrowed US$5,400,00 from SVB in the form of a secured term loan that expires April 1, 2024 (the “Secured Term Loan”), and bears interest at the annual rate equal to the greater of (i) prime plus 2.0% and (ii) 6.75%. All transaction costs related to the Secured Term Loan have been capitalized and deferred and are being amortized over the term of the Secured Term Loan under the effective interest rate method and included in finance costs.

On April 17, 2020, all outstanding principal balances related to the 2018 Loan were repaid in the amount of $5,144,625 and the Company incurred an early repayment penalty of 2.5% totalling $128,616. During the year ended December 31, 2020, $372,188 of transaction costs were incurred securing the Secured Term Loan. All transaction costs have been capitalized and deferred. These deferred transaction costs are being amortized over the term of the agreement under the effective interest method and included in finance costs.

On November 9, 2020, the Company and SVB agreed to increase the availability under the Secured Term Loan by additional US$2,350,000 to a total of US$7,750,000.

On December 24, 2020, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 1.50% and 4.75%. At December 31, 2020, the prime rate was 3.25%.

On May 4, 2021, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 0.60% and 3.85%. At June 30, 2021, the prime rate was 3.25%.

On May 5, 2020, the Company secured a loan of US$1,390,294 (CAD$1,816,836) pursuant to the Paycheck Protection Program as part of the United States’ Coronavirus Aid, Relief and Economic Security Act. On October 12, 2020, the Company applied for the loan forgiveness in accordance with the terms of that program, and the loan was fully forgiven on November 25, 2020. The total loan of US$1,390,294 (CAD$1,816,836) was used to reduce salary costs on the statement of income (loss), $1,282,208 for sales and marketing costs, $465,481 for technology costs, and $69,147 for general and administrative costs.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

The following table outlines the activity of the term loans during the six months ended June 30, 2021 and 2020:

$
Amortized cost – January 1, 2021	8,278,004
Accrued interest	238,991
Payment of interest	(171,634)
Principal amount repaid	(1,213,020)
Exchange	(275,693)

Balance – June 30, 2021	6,856,648

$
Amortized cost – January 1, 2020	3,452,331
Accrued interest	345,831
Payment of interest	(256,325)
Principal amount repaid	(6,106,331)
Exchange	57,779
Adjustment for warrants granted for repaid term loan	1,922,271
Amounts borrowed – net of costs and warrants issued	9,135,920

Balance – June 30, 2020	8,551,476

17	International loans

On June 15, 2018, as a part of the acquisition of ADman, the Company assumed various government and bank loans and lines of credits.

Term loans

The interest rate and maturity date of each of the unsecured term loans held and the activity during the six months ended June 30, 2021 and 2020 are set out in the table below.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

Line of credit

The line of credit is secured against the Company’s accounts receivable. The interest rate and term date of line of credit held and the activity during the six months ended June 30, 2021 and 2020 are set out in the table below:

	Balance – January 1, 2021 $	Amount drawn $	Principal amount repaid $	Balance – June 30 2021 $	Interest rate %	Maturity date
Term Loans
Bankinter	20,054	-	20,054	-	2.75%	May 20, 2021
Banco Sabadell	29,346	-	19,889	9,457	3.25%	October 15, 2022
Bankinter	119,770	-	38,528	81,242	2.35%	August 17, 2022
Banco Sabadell	67,648	-	19,349	48,299	4.60%	October 20, 2022
Santander	353,658	-	76,621	277,037	2.53%	May 18, 2023
Bankinter_ICO 2020	53,580	71,096	19,883	104,795	2.25%	May 22, 2024
Santander _ ICO	390,200	-	15,238	374,962	2.03%	April 8, 2025
Sabadell_ICO 2020	156,082	-	3,061	153,021	1.75%	May 21, 2025
Santander	-	1,623	1,113	510	1.45%	July 31, 2021
CDTI	125,167	-	33,215	91,952	3.00%	December 31, 2022

	1,315,505	72,719	246,951	1,141,273

Line of credit
Bankinter	7,554	23,763	28,134	3,183	2.65%	July 17, 2021
Bankinter	120,141	-	120,141	-	Euribor + 2,25	May 19, 2022
Santander	525,890	-	525,890	-	Euribor + 1,95	April 16, 2023
Banco Sabadell	-	62,686	62,686	-	1.75%	May 21, 2023
Bankia	11,139	-	11,139	-	2.90%	August 6, 2023

	664,724	86,449	747,990	3,183

Total	1,980,229	159,168	994,941	1,144,456

	Balance – January 1, 2020 $	Amount drawn $	Principal amount repaid $	Balance – June 30, 2020 $	Interest rate %	Maturity date
Term Loans
Bankinter	80,322	-	29,347	50,975	2.75	May 20, 2021
La Caixa	24,305	-	24,305	-	1.96	June 1, 2020
Santander	508,026	-	75,213	432,813	2.53	May 18, 2023
Banco Sabadell	106,025	-	18,600	87,425	4.60	October 20, 2021
Bankinter	197,310	-	37,876	159,434	2.35	August 17, 2022
Banco Sabadell	21,918	68,873	90,791	-	3.25	October 15, 2022
Santander	-	382,625	-	382,625	Euribor + 1.75	April 25, 2021
Bankinter	-	24,871	515	24,356	2.35	July 23, 2021
Banco Sabadell	69,193	-	19,378	49,815	3.25	October 15, 2022
CDTI	167,143	-	-	167,143	3.00	December 31, 2020
Avanza 2014	283,583	-	-	283,583	3.00	December 20, 2020

	1,457,825	476,369	296,025	1,638,169

Line of credit
Banco Sabadell	85,045	26,352	89,256	22,141	2.47	October 18, 2020
Bankinter	92,177	-	224	91,953	2.75	July 23, 2020
La Caixa	-	287,736	233,936	53,800	2.12	May 31, 2021
Santander	550,012	-	-	550,012	Euribor + 1,75	April 25, 2021
Bankinter	129,794	-	129,794	-	2.75	July 23, 2020
Santander	175,571	43,228	179,448	39,351	Euribor + 1,75	April 25, 2021

	1,032,599	357,316	632,658	757,257

Total	2,490,424	833,685	928,683	2,395,426

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2021 and 2020

(expressed in Canadian dollars)

18	Income taxes

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.